SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE FISCAL COUNCIL MEETING

HELD ON APRIL 7, 2022

I.	Date, Time and Place: April 7, 2022, at 6pm, exclusively digital, considered as held at Gol Linhas Aéreas Inteligentes S.A. (“Company”) headquarters, at Praça Comandante Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, CEP 04626-020, in the City and State of São Paulo.

II.	Calling and Attendence: Waived, given the attendance of all members of the Fiscal Council: Renato Chiodaro, Marcelo Amaral Moraes and Marcela de Paiva Bomfim Teixeira.

III.	Presiding Board: Mr. Renato Chiodaro was the chairman of the meeting and invited Ms. Ana Beatriz M. P. de Almeida Lobo to act as secretary of the meeting.

IV.	Agenda: Analyze and appreciate the Management's proposal consisting of an increase in the Company' share capital, within the limit of the authorized capital, for private subscription.

V.              Resolutions: After the necessary explanations were provided and after the review of the documents regarding the matters hereof, the members of the Fiscal Council opined that the Management’s proposal for the increase of capital, as described below, is in condition to be analyzed by the Board of Directors: increase of capital within the authorized capital, through the issuance of up to 67,347,010 preferred shares, all registered, book-entry, and with no par value, for private subscription in the amount of up to R$ 2,873,696,916.70 (“Total Capital Increase”) provided that R$ 1.00 (one Brazilian Real) will be allocated to the Company's capital stock. The issue price of each preferred share shall be R$42.67. Once an amount equal to or greater than R$ 948,319,969.71, resulting in the issuance of a minimum of 22,224,513 preferred shares, even if it does not reach the Total Capital Increase amount, the Capital Increase will be considered concluded, partially ratified, and there will be no round of apportionment of unsubscribed shares.

VI.             Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Renato Chiodaro, as Chairman; Ana Beatriz M. P. de Almeida Lobo, as Secretary. Members of the Board of the Fiscal Council: Renato Chiodaro, Marcelo Amaral Moraes and Marcela de Paiva Bomfim Teixeira.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, April 7, 2022

Renato Chiodaro	Ana Beatriz M. P. de Almeida Lobo
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer